UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: April 4, 2005

                        Commission File Number 001-12510
                                               ---------

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                   No    X
                                ---                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On April 4, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that it has finalized the sale of its 13th and last large Hypernova hypermarket in Poland to Real sp. z o.o. i Spolka s.k. On February 24, 2005, Ahold announced the completion of the divestment process of the other 12 large Hypernova hypermarkets in Poland as part of its strategy of asset portfolio optimization and strengthening of its financial position by reducing its debt. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                  KONINKLIJKE AHOLD N.V.


                                             /s/ H.R. Ryopponen
                                     -------------------------------------------
Date: April 4, 2005                  By:     H.R. Ryopponen
                                     Title:  Executive Vice President and CFO

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


                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------
99.1           Royal Ahold press release dated April 4, 2005, announcing that the Company has finalized the sale of its 13th and last large
               Hypernova hypermarket in Poland to Real sp. z o.o. i Spolka s.k.


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